================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                            ------------------------

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
    1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
    OF 1934

FOR THE TRANSITION PERIOD FROM                TO

COMMISSION FILE NUMBER 1-12387

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                              TENNECO THRIFT PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  TENNECO INC.
                                1275 KING STREET
                          GREENWICH, CONNECTICUT 06831

================================================================================

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Tenneco Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Tenneco Benefits Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Tenneco Thrift Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1996, included as Schedule I, reportable transactions -- series of transactions for the year ended December 31, 1996, included as Schedule II, and reportable transactions -- single transactions for the year ended December 31, 1996, included as Schedule III, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          ARTHUR ANDERSEN LLP

Houston, Texas
June 20, 1997

                              TENNECO THRIFT PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1996 AND 1995

                                                             1996                                         1995
                                          -------------------------------------------   -----------------------------------------
                                                                           MARKET                                      MARKET
                                           SHARES          COST            VALUE         SHARES         COST           VALUE
                                           ------          ----            ------        ------         ----           ------
ASSETS:
  Investments --
    Corporate securities --
      Tenneco Inc. common stock.........  7,024,248   $  281,083,329   $  316,969,191   7,332,492   $331,392,250   $  363,874,916
      El Paso Natural Gas Company common
        stock...........................    637,280       25,746,686       32,182,638          --             --               --
      Newport News Shipbuilding Inc.
        common stock....................  1,370,491       19,596,752       20,557,371          --             --               --
                                                      --------------   --------------               ------------   --------------
                                                         326,426,767      369,709,200                331,392,250      363,874,916
    Collective trust funds --
      BZW Barclays Equity Index Fund....  3,865,996       64,993,385       75,787,788          --             --               --
      BZW Barclays U.S. Debt Market
        Index Fund......................  1,187,604       13,489,594       14,091,620          --             --               --
                                                      --------------   --------------               ------------   --------------
                                                          78,482,979       89,879,408                         --               --
    Registered investment companies --
      Fidelity Growth Company Fund......  2,926,447       95,602,471      118,404,041   2,388,589     71,105,240       86,689,043
      INVESCO Value Trust Total Return
        Fund............................    384,149        8,902,451        9,334,811          --             --               --
      Putnam New Opportunities Fund.....  1,362,677       56,571,745       55,365,566          --             --               --
      Templeton Foreign Fund............  1,149,258       11,343,518       11,906,314          --             --               --
      Fidelity U.S. Equity Index
        Portfolio.......................         --               --               --   1,437,115     24,935,106       32,420,246
      Capstone Growth Fund, Inc.........         --               --               --   2,283,231     29,993,103       31,531,420
      Fidelity U.S. Bond Index
        Portfolio.......................         --               --               --   1,571,333     16,899,764       17,211,429
                                                      --------------   --------------               ------------   --------------
                                                         172,420,185      195,010,732                142,933,213      167,852,138
    U.S. Treasury notes.................                 101,900,948      102,593,340                236,829,852      238,545,135
    BASIC Agreements on U.S. Treasury
      notes.............................                      73,125         (619,267)                   305,139       (1,410,145)
    Money market fund/time deposits.....                 319,522,676      319,522,676                227,090,114      227,090,114
    Cash surrender value of life
      insurance policies................                          --               --                         --           86,486
    Participant loans receivable........                  36,479,042       36,479,042                 27,349,098       27,349,098
                                                      --------------   --------------               ------------   --------------
        Total investments...............              $1,035,305,722   $1,112,575,131               $965,899,666   $1,023,387,742
                                                      ==============   --------------               ============   --------------
  Receivables --
    Employees' contributions............                                    1,377,863                                   1,040,322
    Employers' contributions............                                    1,302,516                                     948,894
    Accrued interest....................                                    2,822,003                                   3,867,269
                                                                       --------------                              --------------
                                                                            5,502,382                                   5,856,485
  Cash..................................                                        7,805                                     355,550
                                                                       --------------                              --------------
        Total assets....................                                1,118,085,318                               1,029,599,777
LIABILITIES:
  Due to Trustee for purchased
    securities..........................                                           --                                     154,758
                                                                       --------------                              --------------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS..............................                               $1,118,085,318                              $1,029,445,019
                                                                       ==============                              ==============

  The accompanying notes to financial statements are an integral part of these financial statements.

                              TENNECO THRIFT PLAN

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995

                                                                     1996              1995
                                                                     ----              ----
NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year...    $1,029,445,019    $  883,222,542
                                                                --------------    --------------
ADD:
  Dividends --
     Tenneco Inc............................................        12,239,040        11,399,437
     Registered investment companies........................         6,505,201        10,146,008
  Interest..................................................        24,020,447        24,437,665
                                                                --------------    --------------
                                                                    42,764,688        45,983,110
  Net appreciation in fair value of investments.............        42,530,819        85,731,035
                                                                --------------    --------------
       Net investment income................................        85,295,507       131,714,145
  Contributions --
     Employees..............................................        50,006,711        46,974,066
     Employers..............................................        48,127,132        44,180,868
     Rollovers..............................................        14,483,652                --
                                                                --------------    --------------
                                                                   112,617,495        91,154,934
  Repayment of loan interest................................         2,186,426         1,917,000
                                                                --------------    --------------
       Total additions......................................       200,099,428       224,786,079
DEDUCT:
  Withdrawals...............................................       105,343,239        65,058,828
  Administrative expenses...................................           992,964           647,744
  Transfer to other plans...................................         5,122,926        12,857,030
                                                                --------------    --------------
       Total deductions.....................................       111,459,129        78,563,602
                                                                --------------    --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year.........    $1,118,085,318    $1,029,445,019
                                                                ==============    ==============

  The accompanying notes to financial statements are an integral part of these financial statements.

                              TENNECO THRIFT PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1996 AND 1995

1. DESCRIPTION OF THE THRIFT PLAN:

The following description of the Tenneco Thrift Plan (the Thrift Plan) provides only general information. Participants should refer to the Thrift Plan for a more complete description of the Thrift Plan's provisions.

REORGANIZATION OF SPONSOR

During 1996, Tenneco Inc. (Old Tenneco) undertook a series of transactions to reorganize its historical businesses (the Transaction). Prior to the Transaction, Old Tenneco restructured its businesses such that the assets, liabilities and operations of its automotive (Tenneco Automotive), packaging (Tenneco Packaging) and administrative services businesses (collectively, the Industrial Business) were owned and operated by New Tenneco Inc. (New Tenneco), a new wholly owned subsidiary of Old Tenneco, and the assets, liabilities and operations of its shipbuilding business (the Shipbuilding Business) were owned and operated by Newport News Shipbuilding Inc. (Newport News), another wholly owned subsidiary of Old Tenneco. On December 11, 1996, Old Tenneco spun off New Tenneco and Newport News by distributing all of the common stock of each company to Old Tenneco's shareowners (the Distributions). Following the Distributions, on December 12, 1996, a subsidiary of El Paso Natural Gas Company (El Paso) was merged (the Merger) into Old Tenneco, which then consisted solely of Old Tenneco's remaining active businesses, principally in the energy industry, and certain discontinued operations (the Energy Business), with Old Tenneco surviving the Merger as a subsidiary of El Paso. Immediately subsequent to the Merger, Old Tenneco was renamed "El Paso Tennessee Pipeline Co.," and New Tenneco was renamed "Tenneco Inc."

In connection with the Distributions, one share of New Tenneco common stock was issued for each share of Old Tenneco common stock, and one share of Newport News common stock was issued for each five shares of Old Tenneco common stock. Also, in connection with the Merger, Old Tenneco shareowners received .093 shares of El Paso common stock for each share of Old Tenneco common stock. Accordingly, the shares of Old Tenneco common stock held in the accounts of the Thrift Plan participants were exchanged for shares of New Tenneco, Newport News and El Paso, and New Tenneco succeeded Old Tenneco as sponsor of the Thrift Plan.

Effective with the Distributions and Merger, Newport News and the Energy Business ceased participation in the Thrift Plan and affected participants' account balances totaling approximately $756,000,000 were subsequently transferred in January 1997 to their respective successor plans (see Note 8).

For purposes of these financial statements, "Tenneco Inc." or "Employers" refers to Old Tenneco and its subsidiaries that have adopted the Thrift Plan prior to the Transaction and to Tenneco Inc., formerly known as New Tenneco Inc., and its subsidiaries that have continued sponsorship of the Thrift Plan subsequent to the Transaction.

GENERAL

The Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Effective April 1, 1996, the Thrift Plan was restated and the name was changed from the Tenneco Inc. Thrift Plan to the Tenneco Thrift Plan.

The Thrift Plan covers eligible employees of the Employers.

CONTRIBUTIONS

Eligible employees electing to participate in the Thrift Plan may make salary deferral contributions by payroll deduction of not less than 4 percent nor greater than 8 percent of their base salary, with such contributions limited to $9,500 for 1996 and $9,240 for 1995. Prior to April 1, 1996, if a participant suspended contributions, then, with certain limited exceptions, such suspension continued for a one-year period. The Employers contribute on behalf of the participant an amount up to the participant's contribution according to the following percentages of the participant's base salary, based on the number of years of participation in the Thrift Plan: 4 percent -- through three years; 5 percent -- over three through five years; 6 percent -- over five through seven years; and 8 percent -- over seven years. The participant immediately vests in Employer contributions.

Employer contributions are made in the form of Tenneco Inc. common stock. The Employers' matching contributions and the related earnings made after January 1, 1993, must remain in the form of Tenneco Inc. common stock until the participant reaches age 55 or terminates employment and requests a total plan distribution.

VESTING

All participants are 100 percent vested in their entire account balance in the Thrift Plan.

WITHDRAWALS AND PLAN LOANS

Upon retirement or other termination of employment, the participant may receive the value of his account as a lump-sum distribution. A participant who has attained age 55 may request an in-service withdrawal. If a participant has not attained age 59- 1/2, he may elect to withdraw all or part of his account balance, reduced by the portion of his account balance attributable to salary deferral contributions. A participant who has not attained age 55 may request an in-service withdrawal of his employee contributions made prior to April 1, 1984, and any Employer matching contributions credited to his account prior to January 1, 1993. Plan equity as of December 31, 1996 and 1995, includes amounts pending distribution to participants of $1,176,181 and $2,142,638, respectively. Amounts pending distribution to participants as of December 31, 1996, do not include transfers to the Newport News and El Paso plans (see Note 8).

Active participants and certain other individuals who have not had a plan loan during the previous three months (12 months prior to April 1, 1996) may obtain a plan loan with a term not to exceed 54 months from his account. The borrower may have only one plan loan outstanding at any time, and the amount of the loan may not be less than $1,000 and shall not exceed the lesser of (a) $50,000 or (b) one-half the borrower's account balance. Prior to April 1, 1996, a restriction existed on the loan repayment amount which limited loans to an amount the repayment of which (together with interest) in equal monthly installments could not exceed 10 percent of the borrower's monthly base compensation (or 10 percent of the borrower's monthly income in the case of a nonemployee borrower). The loan interest rate is equal to the highest share-secured loan interest rate charged by the Tenneco Inc. Federal Credit Union. The average interest rate for new loans was 7.75 percent and 7.38 percent during 1996 and 1995, respectively. Loan principal and interest repayments are made through irrevocable payments. Termination of employment may accelerate the maturity of the loan, and failure to make a loan repayment on time may generally constitute default. In the event of default, the Committee will treat the outstanding loan balance as a distribution to the participant under the Thrift Plan and thereby reduce the participant's interest in the Thrift Plan.

ADMINISTRATION

The Thrift Plan is administered by the Tenneco Benefits Committee (the Committee). NationsBank (the Trustee) is the Trustee of the Thrift Plan Trust (the Trust).

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Thrift Plan are presented on the accrual basis of accounting. The investments of the Thrift Plan are reported at quoted market value except for the BASIC Agreement on U.S. Treasury notes whose market value is based upon the difference between the quoted market value of the U.S. Treasury notes and the amortized cost of the related securities.

EARNINGS

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of shares held in an individual participant's account and the fair value per share at the close of business each day.

EXPENSES

All administrative expenses, including the Trustee's fees, are paid from earnings from the Trust attributable to unallocated amounts or by the Employers. Such expenses may also be paid from the Trust in the event the Employers' payments and such earnings are insufficient to meet such expenses. Brokerage fees, transfer taxes, individual income taxes and all other charges and expenses resulting from purchases or sales of securities are charged to the accounts of the participants. In all other cases, including any situation where the allocation of the charge to a participant within a particular investment option is undeterminable, expenses are charged proportionately against all the accounts within that investment option. Any other expenses chargeable against the entire Trust are charged to each individual account in the proportion that such account bears to the total amount of the Trust. Prior to April 1, 1996, an additional transaction fee was charged to an individual participant's account for processing new loans and investment purchases or sales over $100.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

OTHER

Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

3.  INVESTMENT OPTIONS:

Effective March 1996, participants must invest contributions and other cash amounts credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock

     BZW Barclays Equity Index Fund -- Fund seeks to earn high returns by investing in a broad array of established U.S. companies.

     BZW Barclays U.S. Debt Market Index Fund -- Fund seeks to earn moderate returns with a moderate level of risk by investing in a diversified portfolio of high-quality U.S. Government, corporate, mortgage-backed and asset-backed bonds.

     Fidelity Growth Company Fund -- Fund seeks capital appreciation by investing primarily in common stock and securities convertible into common stock of those companies believed to have above-average growth.

     INVESCO Value Trust Total Return Fund -- Fund seeks reasonably consistent total returns over a variety of market cycles by investing in a combination of equity securities and fixed income securities.

     Putnam New Opportunities Fund -- Fund seeks to achieve long-term capital appreciation primarily through common stock investments in companies in economic sectors with above-average prospects for growth.

     Templeton Foreign Fund -- Fund invests in stocks and debt obligations of companies and governments outside the U.S.

     Money Market Fund (previously Time Deposits) -- Invests in Nations Cash Reserves, which seeks to preserve principal value and maintain a high degree of liquidity while providing current income. The fund also invests in U.S. Treasury securities (see Note 4).

Shares of Newport News common stock and El Paso common stock received in connection with the Distributions and Merger are held in separate funds; however, participants cannot direct contributions or fund transfers to these funds.

Prior to March 1996, participants could invest contributions and other cash amounts credited to their accounts in one or more of the following:

     Tenneco Inc. Common Stock

     Fidelity Growth Company Fund -- Fund continued as an investment option after March 1, 1996.

     Fidelity U.S. Equity Index Portfolio -- Fund attempted to follow the S&P 500 index.

     Capstone Growth Fund, Inc. -- Fund was a growth-oriented common stock mutual fund that focused on long-term capital appreciation and current income.

     Fidelity U.S. Bond Index Portfolio -- Fund was an index fund that attempted to follow the Lehman Brothers Aggregate Bond Index.

     Time Deposits -- Invested in U.S. Treasury securities (see Note 4) and interest-bearing deposits in banks and similar institutions supervised by the United States or state regulatory agencies and selected by the Committee. The Committee could have selected a bank which was a Thrift Plan fiduciary, provided a reasonable rate of interest had been paid.

See Exhibits 1 and 2 for individual fund information.

4. BASIC AGREEMENT:

Effective November 24, 1993, the Thrift Plan entered into the Benefit Accessible Securities Investment Contract (BASIC) Master Agreement (BASIC Agreement) with Bankers Trust (Delaware) in order to increase the rate of return of the Money Market Fund (formerly Time Deposits). Under the BASIC Agreement, monies are invested in U.S. Treasury securities (the Securities) with original maturities ranging from approximately 11 months to 37 months. The BASIC Agreement provides that, in the event of liquidation required to pay withdrawals, the Securities will be sold to Bankers Trust at face value adjusted for any unamortized premium/discount and BASIC Agreement fee. As a result, the Thrift Plan is generally protected from declines in the market value of the Securities and relinquishes the benefits of appreciation in their market value. As consideration for the BASIC Agreement, the Thrift Plan is required to pay an initial fee to Bankers Trust; such fee is being amortized over the term of the Securities. As of December 31, 1996 and 1995, the BASIC Agreement had an amortized cost of $73,125 and $305,139 and a market value of $(619,267) and $(1,410,145), respectively.

5. PAYABLE TO/RECEIVABLE FROM
   TRUSTEE FOR SECURITIES:

Prior to March 1, 1996, securities were purchased or sold by the Trustee in anticipation of the transaction requirements of the Thrift Plan participants. The amount payable to the Trustee of $154,758 at December 31, 1995, represented the cost of securities which were purchased by the Trustee as of such date in accordance with the terms of the Thrift Plan over the amount of securities required by the Thrift Plan.

6. RECONCILIATION OF FINANCIAL
   STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1996 and 1995.

                                                                   1996              1995
                                                                   ----              ----
Net assets available for plan benefits per the financial
  statements................................................  $1,118,085,318    $1,029,445,019
  Less -- Amounts allocated to withdrawing participants.....      (1,176,181)       (2,142,638)
                                                              --------------    --------------
Net assets available for plan benefits per the Form 5500....  $1,116,909,137    $1,027,302,381
                                                              ==============    ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of December 31, 1996 and 1995:

                                                                  1996              1995
                                                                  ----              ----
Benefits paid to participants per the financial
  statements................................................  $105,343,239       $65,058,828
  Add -- Amounts allocated to withdrawing participants at
     December 31, 1996 and 1995.............................     1,176,181         2,142,638
  Less -- Amounts allocated to withdrawing participants at
     December 31, 1995 and 1994.............................    (2,142,638)               --
                                                              ------------       -----------
Benefits paid to participants per the Form 5500.............  $104,376,782       $67,201,466
                                                              ============       ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not paid as of that date.

7. FEDERAL INCOME TAXES:

The Thrift Plan obtained its latest determination letter on August 19, 1996, in which the Internal Revenue Service stated that the Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Thrift Plan has been amended since receiving the determination letter. However, the Plan administrator and the Thrift Plan's legal counsel believe that the Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A participant is not subject to federal income tax on matching Employer contributions, salary deferral contributions or earnings on such participant's account balance until distributed.

8. TRANSFER TO OTHER PLANS:

In conjunction with the Distributions, the participation of Newport News employees in the Thrift Plan ceased and their Thrift Plan account balances, totaling approximately $523,000,000, were transferred in January 1997 to a new plan established by Newport News.

In conjunction with the Merger, the participation of employees transferring to El Paso in the Thrift Plan ceased and their Thrift Plan account balances, totaling approximately $233,000,000, were transferred in January 1997 to an existing plan of El Paso.

In June 1996, Tenneco Packaging and Caraustar Industries (Caraustar) entered into a joint venture pursuant to which Tenneco Packaging contributed its two recycled paperboard mills and a recovered paper stock and brokerage operation for cash and a 20% equity position in the business. All salaried employees that were affected by the transaction were transferred to Caraustar's payroll and benefits programs. In conjunction with the transaction, the affected employees ceased to participate in the Thrift Plan and their Thrift Plan account balances, totaling $5,122,926, were transferred in November 1996 to the Caraustar savings plan.

In December 1994, Tenneco Inc. announced its intent to offer 100 percent of its Albright & Wilson (A&W) chemical segment in an underwritten public offering. The offering, in the form of a floatation in the United Kingdom, was completed in the first quarter of 1995. In conjunction with the public offering, the participation of A&W employees in the Thrift Plan ceased and their Thrift Plan account balances, totaling $12,857,030, were transferred to a new plan established by the new public entity.

9. ACQUISITIONS:

During 1996, Tenneco Packaging acquired Amoco Foam Products Company (Amoco
Foam). As agreed to in the purchase agreement, the former Amoco Foam salaried employees were allowed to participate in the Thrift Plan effective October 1, 1996. Employers' contributions in the statements of changes in net assets available for plan benefits includes a one-time special contribution related to these former Amoco Foam salaried employees in the amount of $87,463 to make up for the period from date of acquisition to October 1, 1996.

Beginning October 1, 1996, and ending October 31, 1996, former Amoco Foam employees could have made an elective transfer of their account balances in the Amoco Employee Savings Plan (the Amoco Foam Plan) into the Thrift Plan, provided that the former Amoco Foam employees did not have more than one loan outstanding under the Amoco Foam Plan.

During 1995, Tenneco Packaging acquired the Mobile Plastics Division of Mobil Oil Corporation (Mobil). As agreed to in the purchase agreement, the former Mobil salaried employees were not allowed to participate in the Thrift Plan until April 1, 1996. In order to compensate this group of employees for the matching contribution that they were not eligible for during the period from November 17, 1995, through April 1, 1996, Tenneco Packaging made a one-time special contribution equal to 6 percent of the compensation recognized under their old plan during that period. Employers' contributions in the statements of changes in net assets available for plan benefits includes the one-time special contribution of $1,193,110.

Beginning April 1, 1996, and ending September 27, 1996, former Mobil salaried employees could have made an elective transfer of their account balances from the Mobil Employee Savings Plan (the Mobil Plan) into the Thrift Plan provided, however, that no elective transfer was permitted if the former Mobil salaried employee had a loan outstanding under the Mobil Plan.

10. TERMINATION OF THE THRIFT PLAN:

Although the participating Employers intend to continue the Thrift Plan indefinitely, they reserve the right to terminate the Thrift Plan or withdraw from participation in the Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Thrift Plan, or complete discontinuance of contributions, will be allocated among all of the participants' accounts pro rata on the basis of their respective balances.

                                                                       EXHIBIT 1

                              TENNECO THRIFT PLAN

   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1996

                                                                          PARTICIPANT-DIRECTED INVESTMENTS
                                                              --------------------------------------------------------
                                                                               EL PASO     NEWPORT NEWS
                                                                             NATURAL GAS   SHIPBUILDING       BZW
                                                              TENNECO INC.     COMPANY         INC.         BARCLAYS
                                                                 COMMON        COMMON         COMMON      EQUITY INDEX
                                                                 STOCK          STOCK         STOCK           FUND
                                                              ------------   -----------   ------------   ------------
ASSETS:
 Investments, at market value --
  Corporate securities --
   Tenneco Inc. common stock................................  $177,195,021   $       --    $        --    $        --
   El Paso Natural Gas Company common stock.................            --   32,182,638             --             --
   Newport News Shipbuilding Inc. common stock..............            --           --     20,557,371             --
                                                              ------------   -----------   -----------    -----------
                                                               177,195,021   32,182,638     20,557,371             --
  Collective trust funds --
   BZW Barclays Equity Index Fund...........................            --           --             --     75,787,788
   BZW Barclays U.S. Debt Market Index Fund.................            --           --             --             --
                                                              ------------   -----------   -----------    -----------
                                                                        --           --             --     75,787,788
  Registered investment companies --
   Fidelity Growth Company Fund.............................            --           --             --             --
   INVESCO Value Trust Total Return Fund....................            --           --             --             --
   Putnam New Opportunities Fund............................            --           --             --             --
   Templeton Foreign Fund...................................            --           --             --             --
                                                              ------------   -----------   -----------    -----------
                                                                        --           --             --             --
  U.S. Treasury notes.......................................            --           --             --             --
  BASIC Agreements on U.S. Treasury notes...................            --           --             --             --
  Money market fund.........................................     3,854,941      841,798        543,181             --
  Participant loans receivable..............................            --           --             --             --
                                                              ------------   -----------   -----------    -----------
     Total investments......................................   181,049,962   33,024,436     21,100,552     75,787,788
                                                              ------------   -----------   -----------    -----------
 Receivables --
  Employees' contributions..................................       193,496           --             --        123,193
  Employers' contributions..................................            --           --             --             --
  Accrued interest..........................................        14,489        2,336          1,639             --
                                                              ------------   -----------   -----------    -----------
                                                                   207,985        2,336          1,639        123,193
 Cash.......................................................            --           --             --             14
OPTION TRANSFERS RECEIVABLE (PAYABLE).......................       (62,626)     (51,314)       (82,310)        76,514
                                                              ------------   -----------   -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $181,195,321   $32,975,458   $21,019,881    $75,987,509
                                                              ============   ===========   ===========    ===========


                                                                           PARTICIPANT-DIRECTED INVESTMENTS
                                                              -----------------------------------------------------------
                                                                  BZW
                                                                BARCLAYS       FIDELITY        INVESCO         PUTNAM
                                                               U.S. DEBT        GROWTH       VALUE TRUST         NEW
                                                              MARKET INDEX     COMPANY      TOTAL RETURN    OPPORTUNITIES
                                                                  FUND           FUND           FUND            FUND
                                                              ------------     --------     ------------    -------------
ASSETS:
 Investments, at market value --
  Corporate securities --
   Tenneco Inc. common stock................................  $        --    $         --    $       --      $        --
   El Paso Natural Gas Company common stock.................           --              --            --               --
   Newport News Shipbuilding Inc. common stock..............           --              --            --               --
                                                              -----------    ------------    ----------      -----------
                                                                       --              --            --               --
  Collective trust funds --
   BZW Barclays Equity Index Fund...........................           --              --            --               --
   BZW Barclays U.S. Debt Market Index Fund.................   14,091,620              --            --               --
                                                              -----------    ------------    ----------      -----------
                                                               14,091,620              --            --               --
  Registered investment companies --
   Fidelity Growth Company Fund.............................           --     118,404,041            --               --
   INVESCO Value Trust Total Return Fund....................           --              --     9,334,811               --
   Putnam New Opportunities Fund............................           --              --            --       55,365,566
   Templeton Foreign Fund...................................           --              --            --               --
                                                              -----------    ------------    ----------      -----------
                                                                       --     118,404,041     9,334,811       55,365,566
  U.S. Treasury notes.......................................           --              --            --               --
  BASIC Agreements on U.S. Treasury notes...................           --              --            --               --
  Money market fund.........................................           --              --            --               --
  Participant loans receivable..............................           --              --            --               --
                                                              -----------    ------------    ----------      -----------
     Total investments......................................   14,091,620     118,404,041     9,334,811       55,365,566
                                                              -----------    ------------    ----------      -----------
 Receivables --
  Employees' contributions..................................       29,132         244,340        28,522          172,729
  Employers' contributions..................................           --              --            --               --
  Accrued interest..........................................           --              --        14,862               --
                                                              -----------    ------------    ----------      -----------
                                                                   29,132         244,340        43,384          172,729
 Cash.......................................................           14              --            --               --
OPTION TRANSFERS RECEIVABLE (PAYABLE).......................       (6,850)         94,039        26,685          296,181
                                                              -----------    ------------    ----------      -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $14,113,916    $118,742,420    $9,404,880      $55,834,476
                                                              ===========    ============    ==========      ===========

                                                                                                              NONPARTICIPANT-
                                                                  PARTICIPANT-DIRECTED INVESTMENTS         DIRECTED INVESTMENTS
                                                              ----------------------------------------   -------------------------

                                                               TEMPLETON       MONEY                     TENNECO INC.
                                                                FOREIGN        MARKET      PARTICIPANT      COMMON       CLEARING
                                                                 FUND           FUND          LOANS         STOCK        ACCOUNT
                                                               ---------       ------      -----------   ------------    --------
ASSETS:
 Investments, at market value --
  Corporate securities --
   Tenneco Inc. common stock................................  $        --   $         --   $        --   $139,774,170   $       --
   El Paso Natural Gas Company common stock.................           --             --            --             --           --
   Newport News Shipbuilding Inc. common stock..............           --             --            --             --           --
                                                              -----------   ------------   -----------   ------------   ----------
                                                                       --             --            --    139,774,170           --
  Collective trust funds --
   BZW Barclays Equity Index Fund...........................           --             --            --             --           --
   BZW Barclays U.S. Debt Market Index Fund.................           --             --            --             --           --
                                                              -----------   ------------   -----------   ------------   ----------
                                                                       --             --            --             --           --
  Registered investment companies --
   Fidelity Growth Company Fund.............................           --             --            --             --           --
   INVESCO Value Trust Total Return Fund....................           --             --            --             --           --
   Putnam New Opportunities Fund............................           --             --            --             --           --
   Templeton Foreign Fund...................................   11,906,314             --            --             --           --
                                                              -----------   ------------   -----------   ------------   ----------
                                                               11,906,314             --            --             --           --
  U.S. Treasury notes.......................................           --    102,593,340            --             --           --
  BASIC Agreements on U.S. Treasury notes...................           --       (619,267)           --             --           --
  Money market fund.........................................           --    309,860,733            --      3,040,837    1,381,186
  Participant loans receivable..............................           --             --    36,479,042             --           --
                                                              -----------   ------------   -----------   ------------   ----------
     Total investments......................................   11,906,314    411,834,806    36,479,042    142,815,007    1,381,186
                                                              -----------   ------------   -----------   ------------   ----------
 Receivables --
  Employees' contributions..................................       30,414        556,037            --             --           --
  Employers' contributions..................................           --             --            --      1,302,516           --
  Accrued interest..........................................           --      2,691,203        76,040         11,430       10,004
                                                              -----------   ------------   -----------   ------------   ----------
                                                                   30,414      3,247,240        76,040      1,313,946       10,004
 Cash.......................................................           --             --            --             --        7,777
OPTION TRANSFERS RECEIVABLE (PAYABLE).......................       97,188       (224,232)     (420,581)            --      257,306
                                                              -----------   ------------   -----------   ------------   ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $12,033,916   $414,857,814   $36,134,501   $144,128,953   $1,656,273
                                                              ===========   ============   ===========   ============   ==========


                                                                  TOTAL
                                                                  -----
ASSETS:
 Investments, at market value --
  Corporate securities --
   Tenneco Inc. common stock................................  $  316,969,191
   El Paso Natural Gas Company common stock.................      32,182,638
   Newport News Shipbuilding Inc. common stock..............      20,557,371
                                                              --------------
                                                                 369,709,200
  Collective trust funds --
   BZW Barclays Equity Index Fund...........................      75,787,788
   BZW Barclays U.S. Debt Market Index Fund.................      14,091,620
                                                              --------------
                                                                  89,879,408
  Registered investment companies --
   Fidelity Growth Company Fund.............................     118,404,041
   INVESCO Value Trust Total Return Fund....................       9,334,811
   Putnam New Opportunities Fund............................      55,365,566
   Templeton Foreign Fund...................................      11,906,314
                                                              --------------
                                                                 195,010,732
  U.S. Treasury notes.......................................     102,593,340
  BASIC Agreements on U.S. Treasury notes...................        (619,267)
  Money market fund.........................................     319,522,676
  Participant loans receivable..............................      36,479,042
                                                              --------------
     Total investments......................................   1,112,575,131
                                                              --------------
 Receivables --
  Employees' contributions..................................       1,377,863
  Employers' contributions..................................       1,302,516
  Accrued interest..........................................       2,822,003
                                                              --------------
                                                                   5,502,382
 Cash.......................................................           7,805
OPTION TRANSFERS RECEIVABLE (PAYABLE).......................              --
                                                              --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS......................  $1,118,085,318
                                                              ==============

   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 1
                                                                       CONTINUED

                              TENNECO THRIFT PLAN
   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                               DECEMBER 31, 1995

                                                                     PARTICIPANT-DIRECTED INVESTMENTS
                                                 ------------------------------------------------------------------------
                                                                 FIDELITY
                                                 TENNECO INC.     GROWTH      FIDELITY U.S.    CAPSTONE     FIDELITY U.S.
                                                    COMMON        COMPANY     EQUITY INDEX      GROWTH       BOND INDEX
                                                    STOCK          FUND         PORTFOLIO     FUND, INC.      PORTFOLIO
                                                 ------------    --------     -------------   ----------    -------------
ASSETS:
  Investments, at market value --
    Corporate securities --
      Tenneco Inc. common stock................  $233,515,424   $        --    $        --    $        --    $        --
    Registered investment companies --
      Fidelity Growth Company Fund.............            --    86,689,043             --             --             --
      Capstone Growth Fund, Inc................            --            --             --     31,531,420             --
      Fidelity U.S. Equity Index Portfolio.....            --            --     32,420,246             --             --
      Fidelity U.S. Bond Index Portfolio.......            --            --             --             --     17,211,429
                                                 ------------   -----------    -----------    -----------    -----------
                                                           --    86,689,043     32,420,246     31,531,420     17,211,429
    U.S. Treasury notes........................            --            --             --             --             --
    BASIC Agreements on U.S. Treasury notes....            --            --             --             --             --
    Time deposits..............................            --            --             --             --             --
    Cash surrender value of life insurance
      policies.................................            --            --             --             --             --
    Participant loans receivable...............            --            --             --             --             --
                                                 ------------   -----------    -----------    -----------    -----------
        Total investments......................   233,515,424    86,689,043     32,420,246     31,531,420     17,211,429
                                                 ------------   -----------    -----------    -----------    -----------
  Receivables --
    Employees' contributions...................       244,145       189,205         79,042         37,911         33,163
    Employers' contributions...................            --            --             --             --             --
    Accrued interest...........................            --            --             --             --             --
                                                 ------------   -----------    -----------    -----------    -----------
                                                      244,145       189,205         79,042         37,911         33,163
  Cash.........................................           901           272             --            141            113
                                                 ------------   -----------    -----------    -----------    -----------
        Total assets...........................   233,760,470    86,878,520     32,499,288     31,569,472     17,244,705
LIABILITIES:
  Due to Trustee for purchased securities......        63,061        49,719         15,944         13,054         12,980
                                                 ------------   -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.........  $233,697,409   $86,828,801    $32,483,344    $31,556,418    $17,231,725
                                                 ============   ===========    ===========    ===========    ===========

                                                                                             NONPARTICIPANT-
                                                     PARTICIPANT-DIRECTED INVESTMENTS           DIRECTED
                                                 -----------------------------------------     INVESTMENT
                                                                                             ---------------
                                                                DISCONTINUED                  TENNECO INC.
                                                     TIME        INVESTMENT    PARTICIPANT       COMMON
                                                   DEPOSITS       OPTIONS         LOANS           STOCK            TOTAL
                                                   --------     ------------   -----------    ------------         -----

ASSETS:
  Investments, at market value --
    Corporate securities --
      Tenneco Inc. common stock................  $         --     $    --      $        --    $130,359,492     $  363,874,916
    Registered investment companies --
      Fidelity Growth Company Fund.............            --          --               --              --         86,689,043
      Capstone Growth Fund, Inc................            --          --               --              --         31,531,420
      Fidelity U.S. Equity Index Portfolio.....            --          --               --              --         32,420,246
      Fidelity U.S. Bond Index Portfolio.......            --          --               --              --         17,211,429
                                                 ------------     -------      -----------    ------------     --------------
                                                           --          --               --              --        167,852,138
    U.S. Treasury notes........................   238,545,135          --               --              --        238,545,135
    BASIC Agreements on U.S. Treasury notes....    (1,410,145)         --               --              --         (1,410,145)
    Time deposits..............................   227,090,114          --               --              --        227,090,114
    Cash surrender value of life insurance
      policies.................................            --      86,486               --              --             86,486
    Participant loans receivable...............            --          --       27,349,098              --         27,349,098
                                                 ------------     -------      -----------    ------------     --------------
        Total investments......................   464,225,104      86,486       27,349,098     130,359,492      1,023,387,742
                                                 ------------     -------      -----------    ------------     --------------
  Receivables --
    Employees' contributions...................       456,575         281               --              --          1,040,322
    Employers' contributions...................            --          --               --         948,894            948,894
    Accrued interest...........................     3,867,269          --               --              --          3,867,269
                                                 ------------     -------      -----------    ------------     --------------
                                                    4,323,844         281               --         948,894          5,856,485
  Cash.........................................       354,123          --               --              --            355,550
                                                 ------------     -------      -----------    ------------     --------------
        Total assets...........................   468,903,071      86,767       27,349,098     131,308,386      1,029,599,777
LIABILITIES:
  Due to Trustee for purchased securities......            --          --               --              --            154,758
                                                 ------------     -------      -----------    ------------     --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS.........  $468,903,071     $86,767      $27,349,098    $131,308,386     $1,029,445,019
                                                 ============     =======      ===========    ============     ==============


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2

                              TENNECO THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FROM PLAN BENEFITS, WITH FUND
                                  INFORMATION
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                 PARTICIPANT-DIRECTED INVESTMENTS
                                      --------------------------------------------------------------------------------------
                                                       EL PASO     NEWPORT NEWS
                                                     NATURAL GAS   SHIPBUILDING       BZW        BZW BARCLAYS     FIDELITY
                                      TENNECO INC.     COMPANY         INC.         BARCLAYS      U.S. DEBT        GROWTH
                                         COMMON        COMMON         COMMON      EQUITY INDEX      MARKET        COMPANY
                                         STOCK          STOCK         STOCK           FUND        INDEX FUND        FUND
                                      ------------   -----------   ------------   ------------   ------------     --------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 beginning of year..................  $233,697,409   $       --    $        --    $        --    $        --    $ 86,828,801
                                      ------------   -----------   -----------    -----------    -----------    ------------
ADD:
 Dividends --
  Tenneco Inc. common stock.........     5,950,325           --             --             --             --              --
  Registered investment companies...            --           --             --             --             --       5,218,502
 Interest...........................       223,542        2,336          1,639             --             --              --
                                      ------------   -----------   -----------    -----------    -----------    ------------
                                         6,173,867        2,336          1,639             --             --       5,218,502
 Net appreciation (depreciation) in
  fair value of investments.........     8,709,868    2,859,285     (1,376,780)    11,405,739        646,394      11,227,240
                                      ------------   -----------   -----------    -----------    -----------    ------------
   Net investment income (loss).....    14,883,735    2,861,621     (1,375,141)    11,405,739        646,394      16,445,742

 Contributions --
  Employees.........................     8,198,796           --             --      4,165,475      1,055,965       9,070,169
  Employers.........................            --           --             --             --             --              --
  Rollovers.........................     1,777,636           --             --      1,124,015        548,117       2,464,757
                                      ------------   -----------   -----------    -----------    -----------    ------------
                                         9,976,432           --             --      5,289,490      1,604,082      11,534,926

 Repayment of loan interest.........            --           --             --             --             --              --
 Distributions and merger...........   (29,426,664)  30,607,578     22,894,864             --             --              --
                                      ------------   -----------   -----------    -----------    -----------    ------------
   Total additions..................    (4,566,497)  33,469,199     21,519,723     16,695,229      2,250,476      27,980,668
                                      ------------   -----------   -----------    -----------    -----------    ------------
DEDUCT:
 Withdrawals........................     3,085,975       54,862         38,660      5,923,762      1,499,250       6,690,510
 Administrative expenses............            --           --             --             --             --              --
 Transfers to other plans...........       798,150           --             --        176,714         26,393         271,964
                                      ------------   -----------   -----------    -----------    -----------    ------------
   Total deductions.................     3,884,125       54,862         38,660      6,100,476      1,525,643       6,962,474

OPTION TRANSFERS....................   (44,051,466)    (438,879)      (461,182)    65,392,756     13,389,083      10,895,425
                                      ------------   -----------   -----------    -----------    -----------    ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year..............  $181,195,321   $32,975,458   $21,019,881    $75,987,509    $14,113,916    $118,742,420
                                      ============   ===========   ===========    ===========    ===========    ============


                                                                 PARTICIPANT-DIRECTED INVESTMENTS
                                      ---------------------------------------------------------------------------------------

                                        INVESCO         PUTNAM                                      FIDELITY
                                      VALUE TRUST         NEW         TEMPLETON       MONEY       U.S. EQUITY      CAPSTONE
                                      TOTAL RETURN   OPPORTUNITIES     FOREIGN        MARKET         INDEX          GROWTH
                                          FUND           FUND           FUND           FUND        PORTFOLIO      FUND, INC.
                                      ------------   -------------    ---------       ------      -----------     ----------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS,
 beginning of year..................   $       --     $        --    $        --   $468,903,071   $ 32,483,344   $ 31,556,418
                                       ----------     -----------    -----------   ------------   ------------   ------------
ADD:
 Dividends --
  Tenneco Inc. common stock.........           --              --             --             --             --             --
  Registered investment companies...      239,394         426,689        431,296             --             --             --
 Interest...........................           --              --             --     23,426,184             --             --
                                       ----------     -----------    -----------   ------------   ------------   ------------
                                          239,394         426,689        431,296     23,426,184             --             --
 Net appreciation (depreciation) in
  fair value of investments.........      460,370      (1,193,570)       587,863             --      1,414,691      1,036,393
                                       ----------     -----------    -----------   ------------   ------------   ------------
   Net investment income (loss).....      699,764        (766,881)     1,019,159     23,426,184      1,414,691      1,036,393
 Contributions --
  Employees.........................      612,777       3,407,310        643,517     22,048,071        416,352        208,344
  Employers.........................           --              --             --             --             --             --
  Rollovers.........................    1,221,988       3,296,595        647,255      2,580,191             --             --
                                       ----------     -----------    -----------   ------------   ------------   ------------
                                        1,834,765       6,703,905      1,290,772     24,628,262        416,352        208,344
 Repayment of loan interest.........           --              --             --             --             --             --
 Distributions and merger...........           --              --             --             --             --             --
                                       ----------     -----------    -----------   ------------   ------------   ------------
   Total additions..................    2,534,529       5,937,024      2,309,931     48,054,446      1,831,043      1,244,737
                                       ----------     -----------    -----------   ------------   ------------   ------------
DEDUCT:
 Withdrawals........................      343,831       1,376,268        161,193     71,137,293            489            427
 Administrative expenses............           --              --             --        430,723             --             --
 Transfers to other plans...........          300           1,067            298      2,429,120             --             --
                                       ----------     -----------    -----------   ------------   ------------   ------------
   Total deductions.................      344,131       1,377,335        161,491     73,997,136            489            427
OPTION TRANSFERS....................    7,214,482      51,274,787      9,885,476    (28,102,567)   (34,313,898)   (32,800,728)
                                       ----------     -----------    -----------   ------------   ------------   ------------
NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year..............   $9,404,880     $55,834,476    $12,033,916   $414,857,814   $         --   $         --
                                       ==========     ===========    ===========   ============   ============   ============

                                                                                       NONPARTICIPANT-
                                          PARTICIPANT-DIRECTED INVESTMENTS          DIRECTED INVESTMENTS
                                      -----------------------------------------   -------------------------

                                        FIDELITY
                                       U.S. BOND     DISCONTINUED                 TENNECO INC.
                                         INDEX        INVESTMENT    PARTICIPANT      COMMON       CLEARING
                                       PORTFOLIO       OPTIONS         LOANS         STOCK        ACCOUNT         TOTAL
                                       ---------     ------------   -----------   ------------    --------        -----

NET ASSETS AVAILABLE FOR PLAN

 BENEFITS,
 beginning of year..................  $ 17,231,725     $86,767      $27,349,098   $131,308,386   $       --   $1,029,445,019
                                      ------------     -------      -----------   ------------   ----------   --------------

ADD:
 Dividends --
  Tenneco Inc. common stock.........            --          --               --      6,288,715           --       12,239,040
  Registered investment companies...       189,320          --               --             --           --        6,505,201
 Interest...........................            --          --               --        182,893      183,853       24,020,447
                                      ------------     -------      -----------   ------------   ----------   --------------
                                           189,320          --               --      6,471,608      183,853       42,764,688

 Net appreciation (depreciation) in
  fair value of investments.........      (372,758)         --               --      7,126,084           --       42,530,819
                                      ------------     -------      -----------   ------------   ----------   --------------
   Net investment income (loss).....      (183,438)         --               --     13,597,692      183,853       85,295,507
 Contributions --
  Employees.........................       179,935          --               --             --           --       50,006,711
  Employers.........................            --          --               --     48,127,132           --       48,127,132
  Rollovers.........................            --          --          823,098             --           --       14,483,652
                                      ------------     -------      -----------   ------------   ----------   --------------
                                           179,935          --          823,098     48,127,132           --      112,617,495
 Repayment of loan interest.........            --          --        2,186,426             --           --        2,186,426
 Distributions and merger...........            --          --               --    (24,075,778)          --               --
                                      ------------     -------      -----------   ------------   ----------   --------------
   Total additions..................        (3,503)         --        3,009,524     37,649,046      183,853      200,099,428
                                      ------------     -------      -----------   ------------   ----------   --------------

DEDUCT:
 Withdrawals........................         1,846      86,767        1,091,483     13,850,623           --      105,343,239
 Administrative expenses............            --          --               --             --      562,241          992,964
 Transfers to other plans...........            --          --           37,583      1,381,337           --        5,122,926
                                      ------------     -------      -----------   ------------   ----------   --------------
   Total deductions.................         1,846      86,767        1,129,066     15,231,960      562,241      111,459,129
OPTION TRANSFERS....................   (17,226,376)         --        6,904,945     (9,596,519)   2,034,661               --
                                      ------------     -------      -----------   ------------   ----------   --------------

NET ASSETS AVAILABLE FOR PLAN
 BENEFITS, end of year..............  $         --     $    --      $36,134,501   $144,128,953   $1,656,273   $1,118,085,318
                                      ============     =======      ===========   ============   ==========   ==============


   This exhibit is an integral part of the accompanying financial statements.

                                                                       EXHIBIT 2
                                                                       CONTINUED

                              TENNECO THRIFT PLAN

   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND
                                  INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                               PARTICIPANT-DIRECTED INVESTMENTS
                                                            ----------------------------------------------------------------------
                                                                            FIDELITY                                    FIDELITY
                                                            TENNECO INC.     GROWTH      FIDELITY U.S.    CAPSTONE        U.S.
                                                               COMMON        COMPANY     EQUITY INDEX      GROWTH      BOND INDEX
                                                               STOCK          FUND         PORTFOLIO     FUND, INC.     PORTFOLIO
                                                            ------------    --------     -------------   ----------    ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year........................................ $220,354,216   $66,903,581    $22,961,424    $29,073,325   $13,469,769
ADD:
 Dividends --
   Tenneco Inc. common stock..............................    7,882,241            --             --             --            --
   Registered investment companies........................           --     3,867,033        783,458      4,382,470     1,106,065
Interest..................................................           --            --             --             --            --
                                                            -----------    ----------     -----------    -----------   ----------
                                                              7,882,241     3,867,033        783,458      4,382,470     1,106,065
Net appreciation in fair value of investments.............   36,658,103    21,115,284      7,699,600      3,311,421     1,424,680
                                                            -----------    ----------     -----------    -----------   ----------
       Net investment income..............................   44,540,344    24,982,317      8,483,058      7,693,891     2,530,745
Contributions --
 Employees................................................    9,043,738     6,991,199      2,718,782      1,592,300     1,257,810
 Employers................................................           --            --             --             --            --
                                                            -----------    ----------    -----------    -----------   -----------
                                                              9,043,738     6,991,199      2,718,782      1,592,300     1,257,810
Repayment of loan interest................................           --            --             --             --            --
                                                            -----------    ----------    -----------    -----------   -----------
       Total additions....................................   53,584,082    31,973,516     11,201,840      9,286,191     3,788,555
                                                            -----------    ----------    -----------    -----------   -----------
DEDUCT:
 Withdrawals..............................................    7,502,726         8,018          1,593          1,393         2,267
 Administrative expenses..................................           --            --             --             --            --
 Transfer to other plans..................................    2,909,337     2,119,563      1,107,463        998,541       417,258
                                                            -----------    ----------    -----------    -----------   -----------
       Total deductions...................................   10,412,063     2,127,581      1,109,056        999,934       419,525
                                                            -----------    ----------    -----------    -----------   -----------
OPTION TRANSFERS..........................................  (29,828,826)   (9,920,715)      (570,864)    (5,803,164)      392,926
                                                            -----------    ----------    -----------    -----------   -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year.............................................. $233,697,409   $86,828,801    $32,483,344    $31,556,418   $17,231,725
                                                           ============   ===========    ===========    ===========   ===========

                                                                                                        NONPARTICIPANT-
                                                                                                           DIRECTED
                                                                PARTICIPANT-DIRECTED INVESTMENTS          INVESTMENT
                                                            -----------------------------------------   ---------------

                                                                           DISCONTINUED                  TENNECO INC.
                                                                TIME        INVESTMENT    PARTICIPANT       COMMON
                                                              DEPOSITS       OPTIONS         LOANS           STOCK
                                                              --------     ------------   -----------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year........................................  $426,040,723    $ 172,017     $27,619,916    $ 76,627,571
ADD:
 Dividends --
   Tenneco Inc. common stock..............................            --           --              --       3,517,196
   Registered investment companies........................            --        6,982              --              --
Interest..................................................    24,424,327       13,338              --              --
                                                            ------------    ---------     -----------    ------------
                                                              24,424,327       20,320              --       3,517,196
Net appreciation in fair value of investments.............            --        7,592              --      15,514,355
                                                            ------------    ---------     -----------    ------------
       Net investment income..............................    24,424,327       27,912              --      19,031,551
Contributions --
 Employees................................................    25,359,397       10,840              --              --
 Employers................................................            --           --              --      44,180,868
                                                            ------------    ---------     -----------    ------------
                                                              25,359,397       10,840              --      44,180,868
Repayment of loan interest................................            --           --       1,917,000              --
                                                            ------------    ---------     -----------    ------------
       Total additions....................................    49,783,724       38,752       1,917,000      63,212,419
                                                            ------------    ---------     -----------    ------------
DEDUCT:
 Withdrawals..............................................    55,238,262           --       1,055,627       1,248,942
 Administrative expenses..................................       634,419       13,325              --              --
 Transfer to other plans..................................     3,051,930           --         470,820       1,782,118
                                                            ------------    ---------     -----------    ------------
       Total deductions...................................    58,924,611       13,325       1,526,447       3,031,060
                                                            ------------    ---------     -----------    ------------
OPTION TRANSFERS..........................................    52,003,235     (110,677)       (661,371)     (5,500,544)
                                                            ------------    ---------     -----------    ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year..............................................  $468,903,071    $  86,767     $27,349,098    $131,308,386
                                                            ============    =========     ===========    ============


                                                                TOTAL
                                                                -----
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 beginning of year........................................  $  883,222,542
ADD:
 Dividends --
   Tenneco Inc. common stock..............................      11,399,437
   Registered investment companies........................      10,146,008
Interest..................................................      24,437,665
                                                            --------------
                                                                45,983,110
Net appreciation in fair value of investments.............      85,731,035
                                                            --------------
       Net investment income..............................     131,714,145
Contributions --
 Employees................................................      46,974,066
 Employers................................................      44,180,868
                                                            --------------
                                                                91,154,934
Repayment of loan interest................................       1,917,000
                                                            --------------
       Total additions....................................     224,786,079
                                                            --------------
DEDUCT:
 Withdrawals..............................................      65,058,828
 Administrative expenses..................................         647,744
 Transfer to other plans..................................      12,857,030
                                                            --------------
       Total deductions...................................      78,563,602
                                                            --------------
OPTION TRANSFERS..........................................              --
                                                            --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
 end of year..............................................  $1,029,445,019
                                                            ==============

   This exhibit is an integral part of the accompanying financial statements.

                                                                      SCHEDULE I
                              TENNECO THRIFT PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1996

       IDENTITY OF ISSUE                                                          SHARES OR                         CURRENT
             VALUE                            DESCRIPTION OF ASSET                FACE VALUE         COST            VALUE
       -----------------                      --------------------                ----------         ----           -------
CORPORATE SECURITIES:
 Tenneco Inc.*..................  Tenneco Inc. common stock                         7,024,248   $  281,083,329   $  316,969,191
 El Paso Natural Gas Company....  El Paso Natural Gas Company common stock            637,280       25,746,686       32,182,638
 Newport News Shipbuilding
   Inc..........................  Newport News Shipbuilding Inc. common stock       1,370,491       19,596,752       20,557,371
                                                                                                --------------   --------------
                                  Total corporate securities                                       326,426,767      369,709,200
                                                                                                --------------   --------------
COLLECTIVE TRUST FUNDS:
 BZW Barclays Global
   Investors....................  BZW Barclays Equity Index Fund                    3,865,996       64,993,385       75,787,788
 BZW Barclays Global
   Investors....................  BZW Barclays U.S. Debt Market Index Fund          1,187,604       13,489,594       14,091,620
                                                                                                --------------   --------------
                                  Total collective trust funds                                      78,482,979       89,879,408
                                                                                                --------------   --------------
REGISTERED INVESTMENT COMPANIES:
 Fidelity Investments
   Institutional Services Co....  Fidelity Growth Company Fund                      2,926,447       95,602,471      118,404,041
 INVESCO Funds Group, Inc.......  INVESCO Value Trust Total Return Fund               384,149        8,902,451        9,334,811
 Putnam Management Company......  Putnam New Opportunities Fund                     1,362,677       56,571,745       55,365,566
 Franklin Templeton.............  Templeton Foreign Fund                            1,149,258       11,343,518       11,906,314
                                                                                                --------------   --------------
                                  Total registered investment companies                            172,420,185      195,010,732
                                                                                                --------------   --------------
U.S. TREASURY NOTES:
                                  U.S. Treasury note, 6.750%, due February 28,
 U.S. Government................  1997                                           $ 12,000,000       12,031,746       12,028,080
                                  U.S. Treasury note, 6.875%, due March 31,
 U.S. Government................  1997                                             12,000,000       12,034,124       12,043,080
                                  U.S. Treasury note, 6.875%, due April 30,
 U.S. Government................  1997                                             12,000,000       12,028,272       12,060,000
 U.S. Government................  U.S. Treasury note, 6.750%, due May 31, 1997     12,000,000       12,017,640       12,061,920
 U.S. Government................  U.S. Treasury note, 6.375%, due June 30, 1997     6,000,000        5,993,941        6,030,960
 U.S. Government................  U.S. Treasury note, 5.500%, due July 31, 1997     6,000,000        5,974,718        6,002,820
                                  U.S. Treasury note, 5.625%, due August 31,
 U.S. Government................  1997                                              6,000,000        5,965,993        6,001,860
                                  U.S. Treasury note, 5.500%, due September 30,
 U.S. Government................  1997                                              6,000,000        5,939,511        5,999,040
                                  U.S. Treasury note, 5.750%, due October 31,
 U.S. Government................  1997                                              6,000,000        5,933,457        6,008,460
                                  U.S. Treasury note, 7.375%, due November 15,
 U.S. Government................  1997                                              6,000,000        5,985,009        6,086,220
                                  U.S. Treasury note, 7.375%, due November 15,
 U.S. Government................  1997                                              6,000,000        5,979,726        6,086,220
                                  U.S. Treasury note, 7.375%, due November 15,
 U.S. Government................  1997                                              6,000,000        6,000,000        6,086,220
                                  U.S. Treasury note, 7.250%, due February 15,
 U.S. Government................  1998                                              6,000,000        6,016,811        6,098,460
                                                                                                --------------   --------------
                                  Total U.S. Treasury notes                                        101,900,948      102,593,340
                                                                                                --------------   --------------
BASIC AGREEMENTS:
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  6.750%, due February 28, 1997                            --   $        2,709   $        6,376
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  6.875%, due March 31, 1997                               --            4,029           (4,927)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  6.875%, due April 30, 1997                               --            5,606          (26,122)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  6.750%, due May 31, 1997                                 --            6,518          (37,762)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  6.375%, due June 30, 1997                                --            9,119          (27,900)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  5.500%, due July 31, 1997                                --            3,802          (24,300)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  5.625%, due August 31, 1997                              --            4,745          (31,122)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  5.500%, due September 30, 1997                           --            5,087          (54,442)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  5.750%, due October 31, 1997                             --            5,658          (69,345)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  7.375%, due November 15, 1997                            --            6,496          (94,715)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  7.375%, due November 15, 1997                            --            6,121         (100,373)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  7.375%, due November 15, 1997                            --            5,711          (80,509)
                                  BASIC Agreement on U.S. Treasury note,
 Bankers Trust Co. New York.....  7.250%, due February 15, 1998                            --            7,524          (74,126)
                                                                                                --------------   --------------
                                  Total BASIC agreements                                                73,125         (619,267)
                                                                                                --------------   --------------
MONEY MARKET FUND:
 NationsBank Texas*.............  Nations Cash Reserves                          $319,522,676      319,522,676      319,522,676
                                                                                                --------------   --------------
                                  Total money market fund                                          319,522,676      319,522,676
                                                                                                --------------   --------------
                                  PARTICIPANT LOANS RECEIVABLE
TENNECO INC. THRIFT PLAN*         (Interest rates ranging from 6% to 9.75%)      $ 36,479,042       36,479,042       36,479,042
                                                                                                --------------   --------------
                                  Total assets held for investment purposes                     $1,035,305,722   $1,112,575,131
                                                                                                ==============   ==============

 .
-------------------------
* Indicated party in interest.

                                                                     SCHEDULE II

                              TENNECO THRIFT PLAN

         SCHEDULE OF REPORTABLE TRANSACTIONS -- SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                        NUMBER OF                                         COST
                                                      TRANSACTIONS                                     OF ASSETS
                                                    -----------------     PURCHASE       SELLING        SOLD OR       NET GAIN
IDENTITY OF PARTY INVOLVED       DESCRIPTION        PURCHASES   SALES   PRICE(A)(C)    PRICE(B)(C)    DISTRIBUTED      (LOSS)
--------------------------       -----------        ---------   -----   -----------    -----------    -----------     --------
Tenneco Inc...............  Tenneco Inc. common         48       119    $ 13,566,482   $ 86,840,933   $ 73,834,207   $13,006,726
                            stock
BZW Barclays Global
  Investors...............  BZW Barclays Equity         84       109      74,894,356     10,512,235      9,900,971       611,264
                            Index Fund
Fidelity Investments
  Institutional Services
  Co......................  Fidelity Growth            140       135      40,039,610     20,009,685     15,994,838     4,014,847
                            Company Fund
Putnam Management
  Company.................  Putnam New                 149        39      59,789,544      3,230,409      3,217,800        12,609
                            Opportunities Fund
NationsBank Texas.........  Nations Cash Reserves      286       318     627,662,985    308,140,321    308,140,321            --
Wachovia Bank of
  Georgia.................  Wachovia Bank of             2         3      51,000,000     75,000,000     75,000,000            --
                            Georgia Flex Fund
Wachovia Bank N.A.........  Wachovia Bank N.A.           2         3      51,000,000     75,000,000     75,000,000            --
                            Flex Fund

(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price.

     NOTE: This schedule is a listing of series of transactions in the same security which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1996. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                                                    SCHEDULE III

                              TENNECO THRIFT PLAN
           SCHEDULE OF REPORTABLE TRANSACTIONS - SINGLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                                                               COST
                                                                                                             OF ASSETS
                                                                                 PURCHASE       SELLING       SOLD OR     NET GAIN
IDENTITY OF PARTY INVOLVED               DESCRIPTION                           PRICE(A)(C)    PRICE(B)(C)   DISTRIBUTED    (LOSS)
--------------------------  -------------------------------------              -----------    -----------   -----------   --------
BZW Barclays Global
  Investors...............  BZW Barclays Equity Index Fund          Purchase   $ 66,940,473       $--           $--         $--
NationsBank Texas.........  Nations Cash Reserves                   Purchase    263,936,708        --            --          --

(a) Purchase price includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price.

     NOTE: This schedule is a listing of single transactions which exceed 5 percent of the market value of the Tenneco Thrift Plan assets held on January 1, 1996. The Trustee initiates and consummates all investment transactions at the direction of the participants.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Tenneco Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          TENNECO THRIFT PLAN

Date: June 27, 1997                                        By: /s/ DANA G. MEAD
                                               ---------------------------------------------
                                                               Dana G. Mead
                                                          Chairman of the Tenneco
                                                            Benefits Committee

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER
-------

   23      --Consent of Independent Public Accountants